UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2015

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-Held Company

CNPJ MF 02.558.157/0001-62 - NIRE  35.3.001.5881-4

NOTICE TO THE MARKET

Telefônica Brasil S.A. ("Company"), after the acquisition of GVT Participações S.A., occurred on May 28, 2015, presents the historical pro forma data of the Company, including GVT as of January 01, 2014.

The information can be accessed on the Investor Relations website of the Company, through the link below:

http://telefonica.mediagroup.com.br/en/Info_Market/Quarterly_Reports.aspx

The Investor Relations Office remains available to clarify its shareholders on any issues related to the object of this Notice, through telephone, +55 11 3430-3687, or e-mail, ir.br@telefonica.com.

São Paulo, July 22, 2015.

Alberto Manuel Horcajo Aguirre

Investor Relations Officer

Telefônica Brasil S.A. – Investor Relations

Tel: +55 11 3430-3687

E-mail: ir.br@telefonica.com

www.telefonica.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	July 22, 2015	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director